December 18, 2012

Via Edgar

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:           NIKE, Inc.
Form 10-K for the Year Ended May 31, 2012
Filed July 24, 2012
Form 10-Q for the Period Ended August 31, 2012
Filed October 9, 2012
File No. 1-10635

Dear Mr. Decker:

We are responding to the supplemental comments contained in the Staff’s letter dated December 4, 2012, (the “Comment Letter”) in connection with our November 21, 2012 response to the Staff’s correspondence dated October 24, 2012.  Each of the numbered responses below corresponds to the Staff’s numbered comments included in the Comment Letter.  Unless otherwise indicated, references to “10-K” mean our Form 10-K for the fiscal year ended May 31, 2012 and “10-Q” means our Form 10-Q for the fiscal quarter ended August 31, 2012.

Form 10-K for Fiscal Year ended May 31, 2012

Management’s Discussion and Analysis

Results of Operations, page 16

1.
We note your response to comment three from our letter dated October 24, 2012. Your proposed disclosures include an expanded analysis of the factors that contribute to material fluctuations in consolidated or segment results as well as a discussion of the material drivers of your consolidated results. In addition to these expanded disclosures, we continue to believe that you should quantify the impact of each factor that contributes to material fluctuations in your consolidated or segment revenues and segment earnings before interest and taxes.

We remind you that Item 303(a)(3)(i) of Regulation S-K states that you should describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, Item 303(a)(3)(iii) of Regulation S-K states that to the extent that there are material increases in net sales or revenues, you should provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. In this regard, we continue to believe that you should separately quantify the impact of each factor rather than quantifying the aggregate impact of multiple factors. For example, your proposed disclosures state that the increase in NIKE Brand footwear for fiscal 2013 was attributable to growth in unit sales along with an increase in average selling price per pair. You should separately quantify the impact of the growth in unit sales from the impact of the increase in average selling price. Please show us in your supplemental response what the revisions will look like in future filings.

Please also confirm that you will disclose the actual percentage fluctuations rather than referring to a single or double-digit increase or decrease.

As discussed with the Staff, and consistent with our response dated November 21, 2012, in future filings, we will (1) enhance the quantification of factors that impact our consolidated operating results or segment level discussions, (2) expand our analysis of the factors we identify at the consolidated or segment levels, providing investors with a more complete understanding of the circumstances surrounding each factor and the business reasons behind the change, and (3) focus our discussion on material drivers of our consolidated results.

Specifically, we will separately quantify the impact of the growth in unit sales from the impact of the increase in average selling price, as indicated in the example provided in our response dated November 21, 2012.  We also confirm that we will disclose the actual percentage fluctuations rather than referring to a single or double-digit increase or decrease.

2.
We note your response to comment four from our letter dated October 24, 2012. You currently have not included the estimation of sales made by NIKE Brand licensees as the amounts are not material in your determination of NIKE Brand revenues on a wholesale equivalent basis. Given that these are not your revenues, it is not clear how you determined that the inclusion of these sales in this measure would ever be appropriate regardless of materiality. In this regard, please advise or please revise your current disclosures which appear to imply that the reason sales made by NIKE Brand licensees have been excluded is because the amounts are not material. Please show us in your supplemental response what the revisions will look like in future filings.

As discussed with the Staff, we receive license revenues from external NIKE Brand licensees which are included in our reported revenues, specifically in the Sales to Wholesale Customers line and across the various Categories in the wholesale equivalent supplemental table.  As these amounts are not material, we will remove the reference to the estimation of sales made by NIKE Brand licensees in Note (3) to the table.  In the future, we may determine it relevant to disclose the wholesale equivalent sales of our licensee revenues.  If we choose to do this, we will provide an appropriate explanation and reconciliation of these non-GAAP amounts to our reported results as required by Regulation G or Item 10(e) of Regulation S-K.

In future filings, Note (3) will be revised and presented as set forth below:

(3)
References to NIKE Brand wholesale equivalent revenues are intended to provide context as to the total size of our NIKE Brand market footprint if we had no Direct to Consumer operations.  NIKE Brand wholesale equivalent revenues consist of 1) sales to external wholesale customers, and 2) internal sales from our wholesale operations to our Direct to Consumer operations which are charged at prices that are comparable to prices charged to external wholesale customers.

Critical Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 32

3.
On page 24 of your Form 10-Q for the period ended August 31, 2012, you disclose that you expect to incur non-cash charges to liquidate certain balance sheet accounts, most significantly the cumulative translation adjustment and deferred tax assets related to Umbro. Please help us better understand how you determined that you will record a loss related to the deferred tax assets of Umbro given that your response indicates there was a full valuation allowance recorded.

We acknowledge the Staff’s comment and provide the following clarification. Our November 21, 2012 response discussed the consideration given to the realizability of  Umbro’s  deferred tax assets on its inside basis differences and stated that a full valuation allowance was recorded on those particular deferred tax assets as of May 31, 2012 in accordance with ASC 740-10-30-21.  This position had not changed.  The deferred tax asset discussed on page 24 of Form 10-Q for the period ended August 31, 2012 is unrelated to Umbro’s inside basis differences, but rather relates to the effects of the US-based outside basis difference relating to Umbro in accordance with ASC 740-30-25-5. The significant losses and impairment charges in recent years for Umbro have contributed to a decrease in the investment of the foreign subsidiary holding Umbro. This resulted in a reduction of our outside basis difference in such holding company, which we believed may reverse as part of a disposal of Umbro. We acknowledge that we should have described the resulting non-cash charge as an increase in our deferred tax liability on such outside basis difference, rather than the write-off of a deferred tax asset.  Subsequently, further clarification of the structure of the transaction as an asset sale for tax purposes and the associated analysis of the tax consequences determined there would not be a change in our outside basis difference and hence there was no charge related to this item. Prior to determining the final deal structure, other contemplated transaction structures may have resulted in an increase of the deferred tax liabilities and a corresponding charge to income.

Financial Statements

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 45

General

4.
Please expand your disclosures to provide additional details regarding the types of customer discounts you provide, including post-invoice discounts and volume rebates, and your corresponding accounting policies related to these discounts. Please show us in your supplemental response what the revisions will look like in future filings.

In our significant accounting policies footnote in future filings, we will include the following disclosure regarding the recognition of revenues:

Wholesale revenues are recognized when title and the risks and rewards of ownership have passed to the customer, based on the terms of sale. This occurs upon shipment or upon receipt by the customer depending on the country of the sale and the agreement with the customer. Retail store revenues are recorded at the time of sale. Provisions for post-invoice sales discounts, returns and miscellaneous claims from customers are estimated and recorded as a reduction to revenue at the time of sale. Post-invoice sales discounts consist of contractual programs with certain customers or discretionary discounts that are expected to be granted to certain customers at a later date.  Estimates of discretionary discounts, returns and claims are based on historical rates, specific identification of outstanding claims and outstanding returns not yet received from customers, and estimated discounts, returns and claims expected but not yet finalized with customers. As of May 31, 2013 and 2012, the Company’s reserve balances for post-invoice sales discounts, returns and miscellaneous claims were $X million and $480 million, respectively.

Schedule II – Valuation and Qualifying Accounts, page 68

5.
We note your response to comment 10 from our letter dated October 24, 2012. Given your historical practice of accepting sales returns from some customers and you anticipate accepting a certain amount of returns each year, please present the activity related to your sales returns allowance in your schedule pursuant to Rule 12-09 of Regulation S-X. Please show us in your supplemental response what the revisions will look like in future filings.

In our Schedule II in future filings, we will include the following disclosure regarding our sales returns reserve activity:

(In millions)	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Reserve Usage	Balance at End of Period
Sales returns reserve
For the year ended May 31, 2011	$140	$318	$16	$(325)	$149
For the year ended May 31, 2012	149	385	(11)	(355)	168
For the year ended May 31, 2013	168	X	X	X	X

We acknowledge that:

(i)	the company is responsible for the adequacy and accuracy of the disclosures in the filings,
(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and
(iii)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you would like to discuss our responses further, please contact Evan Reynolds, Assistant General Counsel, at (503) 532-5720.

Very truly yours,

                     /s/ Donald W. Blair

Donald W. Blair
Executive Vice President and Chief Financial Officer